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                                                                     EXHIBIT 12
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


     The earnings to fixed charges ratio is calculated using the Securities and Exchange Commission guidelines.

                                                       -------------------------------------------------------------------
                                                                              Year Ended December 31,
                                                       -------------------------------------------------------------------
                                                              2001         2000          1999         1998         1997(a)
                                                       ------------- ------------ ------------- ------------ -------------
                                                                                Dollars in millions
Earnings as defined for fixed charges calculation
Add:
      Pretax income from continuing operations(b)             $3,303       $3,000        $1,331       $2,055        $1,598
      Fixed charges                                            1,128        1,123           757          599           535
      Distributed income of equity investees                     156          138           111           94            55
Deduct:
      Preference security dividend requirements of
      consolidated subsidiaries                                  170          126            87           44            15
      Interest capitalized(c)                                    139           54            37           15            20
                                                       ------------- ------------ ------------- ------------ -------------
Total earnings                                                $4,278       $4,081        $2,075       $2,689        $2,153
                                                       ============= ============ ============= ============ =============

Fixed charges:
      Interest on debt, including capitalized                  $ 924        $ 970         $ 644        $ 533         $ 497
      portions
      Estimate of interest within rental expense                  34           27            26           22            23
      Preference security dividend requirements of
      consolidated subsidiaries                                  170          126            87           44            15
                                                       ------------- ------------ ------------- ------------ -------------
Total fixed charges                                           $1,128       $1,123         $ 757        $ 599         $ 535
                                                       ============= ============ ============= ============ =============

Ratio of earnings to fixed charges                               3.8          3.6           2.7          4.5           4.0

(a) Financial information reflects accounting for the 1997 merger with PanEnergy as a pooling of interests. As a result, the financial information gives effect to the merger as if it had occurred January 1, 1997.

(b) Excludes minority interest expenses and income or loss from equity investees

(c) Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Income